Exhibit 1.01

2015 Conflict Minerals Report
I.    Introduction
Lowe’s has developed and implemented a reasonable and documented due diligence process, consistent with the Organisation for Economic Co-operation and Development (“OECD”) Guidelines, to determine the use, source, and origin of columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), wolframite (the metal ore from which tungsten is extracted), gold or their derivatives that originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or an adjoining country in our global product portfolio (collectively, “Conflict Minerals”). Lowe’s is committed to sourcing materials from socially-responsible suppliers, including certified/conflict-free smelters or refiners (“SORs”) within the DRC or adjoining countries. Additionally, we (i) expect our vendors to source materials from socially-responsible suppliers, including certified/conflict-free SORs within the DRC or adjoining countries, (ii) intend to work closely with our vendors to determine the potential use of Conflict Minerals in our supply chain, and (iii) intend to request our vendors conduct the necessary due diligence and provide us with proper verification of the source(s) of the materials used in their products.

II.    Reasonable Country of Origin Inquiry: Lowe’s established an internal Conflict Minerals Compliance Program, which includes creation of the Company’s conflict minerals working group and conflict minerals policy. The working group met with representatives from various departments within Lowe’s and evaluated the application of the terms “manufacture” and “contract to manufacture” as they could relate to the business of Lowe’s. The working group then identified covered product groups over which the Company may have specific influence in the manufacturing process which could include Conflict Minerals and mapped the products within the product groups to their respective vendors in the supply chain. Finally, these vendors received notification describing the company’s conflict mineral compliance program requirements, conflict mineral training documentation, and a link to the Conflict Minerals survey.

The working group conducted a reasonable country of origin inquiry (“RCOI”) to collect information regarding the presence and sourcing of conflict minerals. Non-responsive suppliers received multiple follow-up emails reminding them of the company’s target date to receive the initial survey responses back in an effort to encourage completion of the conflict minerals survey. The working group worked directly with non-responsive suppliers to identify any issue the suppliers had in completing and returning the survey.

Step 1 - Establish Strong Company Management Systems. Lowe’s Conflict Minerals Compliance Program is under the leadership of Company management. The compliance program is administered by a dedicated cross-functional working group, which works closely with various internal departments and external vendors to manage the process of supply chain due diligence to fulfill Lowe’s conflict minerals reporting and disclosure requirements. This working group engages with key stakeholders both internally and externally, conducts training, collects and analyzes data, and evaluates conflict mineral risks to establish the chain of custody and/or traceability of upstream actors, products and materials in the Lowe’s supply chain. The working group provides regular updates to Company management who oversees Lowe’s Conflict Minerals Compliance Program.

Lowe’s adopted a Conflict Minerals Statement and communicated the principles thereof to its vendors and the public. The principles of the Lowe’s Conflict Minerals Statement have been included in Lowe’s Vendor Code of Conduct which applies to all vendors who provide services and goods to Lowe’s or any of its subsidiaries. Education, engagement and oversight regarding these principles and expectations are an essential component of our management systems and are overseen by the working group. Accordingly, we expect that our vendors (i) source materials from socially-responsible suppliers, including certified/conflict-free SORs within the DRC or adjoining countries, (ii) work with us to determine the potential use of Conflict Minerals in our supply chain and (iii) conduct the necessary due diligence and provide us with proper verification of the source of materials used in their products. The Vendor Code of Conduct also details how to file a grievance with the Company and is publicly available at the following website:

http://www.lowes.com/cd_vendor+compliance_847971425_

Additionally, the 2015 Lowe’s Corporate Social Responsibility Report sets forth Lowe’s expectations for its vendors relating to the use of Conflict Minerals in the products they supply Lowe’s and is publicly available at the following website:

http://www.lowes.com/socialresponsibility

Step 2 - Identify and Assess Conflict Mineral Risk in the Supply Chain. Based on the interviews with representatives from various departments, the working group evaluated approximately 47,000 private branded products sourced from approximately 1,200 vendors. Thereafter, the working group solicited from certain vendors information regarding the inclusion of Conflict Minerals in the products they supply Lowe’s, including but not limited to, the location or origin of such Conflict Minerals. The working group surveyed these vendors through a reasonable country of origin inquiry process using the Conflict Minerals Reporting Template, (“CMRT”), published by the Conflict Free Sourcing Initiative (“CFSI”). Upon distribution of the survey, the working group communicated directly with the vendors to explain the survey process and Lowe’s expectations.

III.     Due Diligence:

Due Diligence Design
The design of the Company’s due diligence framework conforms to the due diligence related steps of the OECD Framework for Risk-Based Due Diligence in the Mineral Supply Chain.

Due Diligence Measures Performed
Step 3 - Design and Implement a Strategy to Respond to Identified Conflict Mineral Risks. The working group evaluated all survey responses for accuracy and consistency. Additionally, the working group contacted vendors to address issues with the accuracy of their statements regarding no presence of conflict minerals in their in-scope products, incomplete data, or no identification of a SOR. If a SOR was identified, the working group determined if the SOR was CFSI certified. Furthermore, the working group attempted to contact non-CFSI certified SORs to obtain additional information about the origin of the materials.

The working group also developed a CMRT training document for the vendors to reference in order to provide Lowe’s with confidence of the quality and depth of a vendor’s due diligence in their own supply chain. The survey population included approximately 4,700 products from approximately 116 vendors. Lowe’s received survey responses from all vendors surveyed or 100% of the population of products surveyed.

In 2015, we were active members in the Retail Industry Leaders Association’s (RILA’s) Conflict Minerals Workgroup, a multi-year program that helped retailers navigate issues, compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships.

Based on the Conflict Minerals risks identified in Step 2, the working group (i) analyzed and evaluated vendor responses against an established list of risk indicators to identify potential risks within the Company’s supply chain, (ii) re-evaluated the Company’s standard operating procedure to identify and act upon such risks, (iii) discussed the risk assessment with various members of Company management and (iv) refined and updated the Company’s strategy to manage such risks. This updated strategy includes implementing operating procedures to identify and act on supply chain Conflict Mineral risks by engaging with the suppliers to reassess their supply chain or through possible disengagement with suppliers which do not comply with the Company’s Vendor Code of Conduct.

Step 4 - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain. The standard operating procedure referenced in Step 3 provides for the implementation of steps to conduct audits at identified parts of the supply chain. The working group compared the identified smelters against the list of smelters which have received a “conflict free” designation by the CFSI, London Bullion Market Association, and Responsible Jewellery Council.
Step 5 - Report on Supply Chain Due Diligence. Lowe’s annually reports the results of its supply chain due diligence by filing this Conflict Minerals Report in accordance with Rule 13p-1 as an exhibit to Form SD.

IV.     Independent Private Sector Audit (IPSA): In accordance with guidance issued by the Securities and Exchange Commission on April 29, 2014, Lowe’s is not required to submit, and is not submitting, an audit report of this Conflict Minerals Report prepared by an independent private sector auditor with respect to the Conflict Minerals in any of the products included in the product groups listed in Attachment C hereto.

V.     Due Diligence Results: Lowe’s encourages all of our vendors to use smelters certified by the CFSI.  Based on the information provided in the vendor surveys and our own due diligence efforts, we believe the facilities that may be used to process the conflict minerals include 42 different smelters. Those smelters and their respective country locations are set forth in Attachment A to this Conflict Minerals Report. Based on review of the CFSI SOR database, 32 of these smelters were certified by the CFSI which accounts for approximately 76% of the 42 smelters. For the 10 smelters which were not certified by the CFSI, Lowe’s intends to encourage those vendors to transition to certified smelters or request the smelters they use to become CFSI certified. None of the 10 smelters were located in the DRC or adjoining countries. The smelters identified and their respective country locations are set forth in Attachment A to this Conflict Minerals Report.

Smelters and Refiners Verified as Conflict Free
Tin	20 of 30 (67%)
Tantalum	8 of 8 (100%)
Tungsten	3 of 3 (100%)
Gold	1 of 1 (100%)
Total	32 of 42 (76%)

Based on the information provided by vendors and SORs, as well as from the CFSI and other sources, we believe that the countries of origin of the conflict minerals in our products include the countries listed in Attachment B. Vendors provided information on 16 countries of origin.
VI.     Product Description: Lowe’s determined that (i) it may have specific influence in the manufacturing process of products in the product groups listed in Attachment C to this Conflict Minerals Report and (ii) products in such product groups could include Conflict Minerals.

VII.     2016 Compliance Activities: Lowe’s intends to undertake the following steps during 2016 to improve the due diligence conducted in order to further mitigate the risk that the necessary Conflict Minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•
Continue to engage the Company’s Supply Chain to obtain current, accurate and complete information about the supply chain, implement responsible sourcing and encourage SORs to obtain conflict free certification from an independent third party auditor;

•	Continue training our internal teams and vendors regarding Conflict Minerals and our due diligence process;

•	Refine and improve the due diligence process;

•	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance;

•	Increase the identification of the origin of mines through SOR due diligence;

•	Increase visibility in our supply chain through identification of SORs.

Attachment A

Metal	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tantalum	Exotech Inc. *	United States
Tantalum	Global Advanced Metals *	United States
Tantalum	Hi-Temp *	United States
Tantalum	Kemet Blue Metals *	Mexico
Tantalum	Kemet Blue Powder *	United States
Tantalum	Rfh Tantulum Smeltry Co., Ltd. *	China
Tantalum	Telex *	United States
Tantalum	Ulba *	Kazakhstan
Tin	Alpha *	United States
Tin	Billion Reach Co Ltd	China
Tin	China Rare Metal Materials Company	China
Tin	Cooperativa Metalurgica De Rondã´Nia Ltda. *	Brazil
Tin	Cv United Smelting *	Indonesia
Tin	Em Vinto *	Bolivia
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd. *	China
Tin	Gejiu Zi-Li	China
Tin	Heshan Jinyi Copper Co.,Ltd	China
Tin	Lee Kee Group	Hong Kong
Tin	Malaysia Smelting Corporation (Msc) *	Malaysia
Tin	Metallo Chimique *	Belgium
Tin	Mineração Taboca S.A. *	Brazil
Tin	Minsur *	Peru
Tin	Operaciones Metalurgical S.A. (Omsa) *	Bolivia
Tin	Pt Bangka Putra Karya	Indonesia
Tin	Pt Eunindo Usaha Mandiri *	Indonesia
Tin	Pt Mitra Stania Prima *	Indonesia
Tin	Pt Refined Bangka Tin *	Indonesia
Tin	Pt Sariwiguna Binasentosa *	Indonesia
Tin	Pt Stanindo Inti Perkasa *	Indonesia
Tin	Pt Timah (Persero) Tbk Kundur *	Indonesia
Tin	Pt Timah (Persero) Tbk Muntok *	Indonesia
Tin	Pt Tinindo Inter Nusa *	Indonesia
Tin	Shezhen Sunsport Automatic Equipment Co., Ltd	China
Tin	Suzhou Honlux Copperalloy Material Co.,Ltd	China
Tin	Thaisarco *	Thailand
Tin	Tomghsia Industrial Co., Ltd	Taiwan
Tin	Yunnan Chengfeng Non-Ferrous Metals Co.,Ltd.	China
Tin	Yunnan Tin Group (Holding) Company Limited *	China
Tungsten	Hunan Chunchang Nonferrous Metals Co., Ltd. *	China
Tungsten	Xiamen Tungsten Co., Ltd. *	China
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd. *	China
Gold	Western Australian Mint Trading As The Perth Mint *	Australia

* Smelter or refiner certified by the Conflict-Free Sourcing Initiative

Attachment B

Countries of Origin

Australia	Japan
Belgium	Kazakhstan (Asia)
Bolivia	Mexico
Brazil	Peru
China	Rwanda *
Democratic Republic of Congo *	Taiwan
Hong Kong	Thailand
Indonesia	United States

* Mines located within the DRC or adjoining countries and are utilized by CFSI certified smelters or refiners

Attachment C

Product Groups

The following product groups may include items that were subject to the due diligence described in the Conflict Minerals Report:

Bath Décor	Medicine Cabinets and Vanities
Bath Faucets	Millwork
Bath Storage	Mini Pendants
Benchtop Tools	Mirrors
Blowers	Miter Saws
Caulk	Mower Accessories
Ceiling Fan Accessories	Outdoor Fashions
Ceiling Fans	Outdoor Lighting
Ceramic Tools	Paint Sprayers
Chainsaws	Patio
Chandeliers	Pliers and Wrenches
Chisels and Files	Pneumatics
Compressors DIY and Stationary	Ponds and Fountains
Corded Drills	Replacement Cushions
Cordless Drills and Combo Kits	Screwdrivers
Décor Lamps	Showering Products
Drapery Hardware	Small Parts Organizers
Flooring Saws	Specialty Blades and Accessories
Flushmounts	Specialty Hand Tools
Frames Art and Clocks	Tool Storage
Garage Organization	Track Lighting
Halloween	Trellis and Edging
Hammers and Prybars	Trim A Tree
Hand Saws	Trimmers Edgers and Augers
Handheld Cutting and Grinding	Utility Knives
Kitchen Faucets	Vanities
Landscape Lighting	Vanity Lighting
Lawn and Garden Tools	Walk Behind Mowers
Levels and Squares	Wall Sconces
Marking Tools	Wet Dry Vac
Measuring Tools	Work Supports
Mechanics Tools	Work Wear